UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 1, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

For immediate release
October 31, 2007
METHANEX PRESIDENT & CEO INTENDS TO PURCHASE SHARES TO INCREASE HOLDINGS
Methanex Corporation announced today that Bruce Aitken, President and Chief Executive Officer, plans to purchase about 35,000 additional Methanex common shares. The purchase will be funded by the exercise of 164,000 Methanex stock options and is expected to occur between November 8, 2007 and the end of December 2007 through the facilities of the Toronto Stock Exchange.
Methanex has in place Share Ownership Guidelines under which Mr. Aitken is to hold Methanex common shares and share equivalents having a value of at least five times his base salary. Subsequent to this intended purchase, Mr. Aitken will hold approximately 365,000 Methanex common shares or share equivalents and will continue to substantially exceed the Share Ownership Guidelines.
This announcement is being made by way of press release in keeping with a Methanex governance policy that requires intended transactions in Methanex securities by the President and CEO of Methanex to be publicly disclosed no less than five business days in advance of the intended transaction. Ownership and trading history of Methanex securities by Methanex insiders is publicly available and may be viewed at www.sedi.ca.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production, distribution, and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600